CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                               February 13, 2019



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 7815
                      Inflation Hedge Portfolio, Series 40
                                 (the "Trust")
                      CIK No. 1758652 File No. 333- 228473
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENT

Portfolio
_________

      1. PLEASE CONSIDER DELETING THE SECOND PARAGRAPH UNDER THE "OBJECTIVE" SECTION.

      Response: This paragraph will be deleted from the prospectus.

      2. PLEASE CONSIDER DELETING THE SECOND TO LAST PARAGRAPH UNDER THE "ETF SELECTION" SECTION.

      Response: This paragraph will be deleted from the prospectus.

Risk Factors
____________

      3. PLEASE DISCLOSE THE RISKS IN ORDER OF IMPORTANCE TO THE TRUST.

      Response: The Trust believes that the risks, as currently presented, are appropriately ordered for investor comprehension.

      4. PLEASE CLARIFY UNDER THE CONCENTRATION RISK THAT IF THE TRUST IS CONCENTRATED IN MORE THAN ONE SECTOR, IT HAS AT LEAST 25% IN EACH SECTOR INDIVIDUALLY AND NOT IN THE AGGREGATE.

      Response: The following disclosure has been added to the first paragraph of the Concentration Risk:

      If the Trust is concentrated in more than one sector, at least 25% of the trust's portfolio is invested in each sector in which it is concentrated.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By  /s/ Daniel J. Fallon
                                                     _____________________
                                                     Daniel J. Fallon